K&L GATES LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

September 1, 2010

VIA EDGAR

Attn:  Mary A. Cole
Securities and Exchange Commission
Washington, DC  20549

Re:	ASGI Agility Income Fund
File No. 811-22466

Dear Ms. Cole:

Transmitted electronically with this letter for filing pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), on behalf of ASGI Agility Income Fund (the “Fund”) is a registration statement on Form N-2 (the "Registration Statement") relating to the Fund's establishment as a registered investment company. The Fund has filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.

We understand you are the reviewer for the Wells Fargo Alternative Asset Management LLC registered funds of funds.  The adviser to the Fund, Alternative Strategies Group, Inc., is a sister company to Wells Fargo Alternative Asset Management, and is sponsoring its initial investment company registered under the 1940 Act.  As a reviewer of our sister company’s filings, we have directed this filing to your attention.  If you are not the appropriate recipient, would you please advise us of the appropriate reviewer?

The Fund is a newly-organized, continuously-offered, closed-end management investment company.  The Fund will be privately placed and sold in private transactions exempt from registration under the Securities Act of 1933, as amended.  The Fund will operate in compliance with Subchapter M of the Internal Revenue Code of 1986, as amended.  The Fund is a fund of funds (including hedge funds, mutual funds and exchange-traded funds).  The minimum investment in the Fund is $50,000.

The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the office of the Fund.

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Any questions should be directed to the undersigned at 617.261.3244.

Sincerely, /s/ Rebecca O’Brien Radford Rebecca O’Brien Radford